                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                               (AMENDMENT NO. 1)*

                                VECTOR GROUP LTD.
                              --------------------
                                (NAME OF ISSUER)

                          COMMON STOCK, $.10 PAR VALUE
                         ------------------------------
                        (TITLE OF CLASS OF SECURITIES)

                                   92240M-10-8

                                 (CUSIP NUMBER)

                                MARC E. KASOWITZ
                     KASOWITZ, BENSON, TORRES & FRIEDMAN LLP

                                  1633 BROADWAY
                               NEW YORK, NY 10019

                                 (212) 506-1700
              -----------------------------------------------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                               SEPTEMBER 29, 2000
            --------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of ss.ss.240.13d-1(e), 240.13d-1(f) or 240.13d.1(g), check the following box [ ].

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Section 240.13d-7(b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


                               Page 1 of 8 Pages

-----------------------------           ---------------------------------------

CUSIP NO. 92240M-10-8                                  PAGE 2 OF 8 PAGES

-----------------------------           ---------------------------------------


=============== ===============================================================
                Name of Reporting Person
      1         S.S. or I.R.S. Identification No. of Above Person
                                  KASOWITZ, BENSON, TORRES & FRIEDMAN LLP

=============== ===============================================================
      2         Check the Appropriate Box if a Member of a Group
                (See Instructions)

                                                                        (a) [X]

                                                                        (b) [ ]

=============== ===============================================================
      3         SEC Use Only

=============== ===============================================================
      4         Source of Funds (See Instructions)                       OO

=============== ===============================================================
      5         Check Box if Disclosure of Legal Proceedings is Required
                Pursuant to Items 2(d) or 2(e)                              [ ]

=============== ===============================================================
      6         Citizenship or Place of Organization

                                                                      New York

========================== ------- ============================================
                              7    Sole Voting Power
                                                             1,112,549

                           ------- ============================================
                              8    Shared Voting Power
                                                               - 0 -
                           ------- ============================================
    Number of Shares          9    Sole Dispositive Power
  Beneficially Owned by                                      1,112,549
  Each Reporting Person
          With
                           ======= ============================================
                             10    Shared Dispositive Power
                                                              - 0 -
=============== ===============================================================
      11        Aggregate Amount Beneficially Owned by Each Reporting Person

                                                            1,112,549

=============== ===============================================================
      12        Check Box if the Aggregate Amount in Row (11) Excludes Certain
                Shares (See Instructions)                                   [ ]

=============== ===============================================================
      13        Percent of Class Represented by Amount in Row (11)
                ---------------------------------------------------------------
                                                              4.16%

=============== ===============================================================
      14        Type of Reporting Person (See Instructions)    PN

=============== ===============================================================

-----------------------------           ---------------------------------------

CUSIP NO. 92240M-10-8                                  PAGE 3 OF 8 PAGES

-----------------------------           ---------------------------------------



=============== ===============================================================
                Name of Reporting Person
      1         S.S. or I.R.S. Identification No. of Above Person
                            MARC E. KASOWITZ

=============== ===============================================================
      2         Check the Appropriate Box if a Member of a Group
                (See Instructions)

                                                                        (a) [X]

                                                                        (b) [ ]

=============== ===============================================================
      3         SEC Use Only

=============== ===============================================================
      4         Source of Funds (See Instructions)                       N/A

=============== ===============================================================
      5         Check Box if Disclosure of Legal Proceedings is Required
                Pursuant to Items 2(d) or 2(e)                              [ ]


=============== ===============================================================
      6         Citizenship or Place of Organization

                                  United States

========================== ------- ============================================
                              7    Sole Voting Power
                                                               - 0 -

                           ------- ============================================
                              8    Shared Voting Power
                                                             1,112,549

                           ------- ============================================
    Number of Shares          9    Sole Dispositive Power
  Beneficially Owned by                                        - 0 -
  Each Reporting Person
          With

                           ======= ============================================
                             10    Shared Dispositive Power
                                                             1,112,549

=============== ===============================================================
      11        Aggregate Amount Beneficially Owned by Each Reporting Person

                                                            1,112,549

=============== ===============================================================
      12        Check Box if the Aggregate Amount in Row (11) Excludes Certain
                Shares (See Instructions)                                   [ ]

=============== ===============================================================
      13        Percent of Class Represented by Amount in Row (11)
                                                              4.16%

=============== ===============================================================
      14        Type of Reporting Person (See Instructions)    IN

=============== ===============================================================

-----------------------------           ---------------------------------------

CUSIP NO. 92240M-10-8                                  PAGE 4 OF 8 PAGES

-----------------------------           ---------------------------------------



=============== ================================================================
                Name of Reporting Person
      1         S.S. or I.R.S. Identification No. of Above Person
                                  DANIEL R. BENSON

=============== ================================================================
      2         Check the Appropriate Box if a Member of a Group
                (See Instructions)

                                                                        (a) [X]

                                                                        (b) [ ]

=============== ================================================================
      3         SEC Use Only

=============== ================================================================
      4         Source of Funds (See Instructions)                       N/A

=============== ================================================================
      5         Check Box if Disclosure of Legal Proceedings is Required
                Pursuant to Items 2(d) or 2(e)                              [ ]


=============== ================================================================
      6         Citizenship or Place of Organization

                                  United States

========================== ------- =============================================
                              7    Sole Voting Power

                                                               - 0 -

                           ------- =============================================
                              8    Shared Voting Power
                                                             1,112,549

                           ------- =============================================
    Number of Shares          9    Sole Dispositive Power
  Beneficially Owned by
  Each Reporting Person                                        - 0 -
          With

                           ======= =============================================
                             10    Shared Dispositive Power
                                                             1,112,549

=============== ================================================================
      11        Aggregate Amount Beneficially Owned by Each Reporting Person

                                                            1,112,549

=============== ================================================================
      12        Check Box if the Aggregate Amount in Row (11) Excludes Certain
                Shares (See Instructions)                                   [ ]

=============== ================================================================
      13        Percent of Class Represented by Amount in Row (11)

                                                              4.16%

=============== ================================================================
      14        Type of Reporting Person (See Instructions)    IN

=============== ================================================================

         This Schedule 13D filed with the Securities and Exchange Commission on December 18, 1998 (the "Schedule 13D") on behalf of Kasowitz, Benson, Torres & Friedman LLP ("KBTF"), Marc E. Kasowitz and Daniel R. Benson (collectively, the "Reporting Persons"), in connection with the common stock, $.10 par value (the "Common Stock"), of Vector Group Ltd. (formerly known as Brooke Group Ltd.), a Delaware corporation (the "Company"), is hereby amended as follows (unless otherwise defined, all capitalized terms used herein shall have the meanings set forth in the Schedule 13D). All information in this Amendment to the Schedule 13D concerning the Common Stock has been adjusted to give effect to the 5% stock dividends paid to stockholders of the Company on September 30, 1999 and on September 28, 2000.

ITEM 4.  PURPOSE OF THE TRANSACTION.

         The following is hereby added after the third paragraph in Item 4 of the Schedule 13D:

                  "On August 29, 2000, KBTF exercised options for 215,019 shares of the Company's Common Stock with an exercise price of $5.44 per share. KBTF surrendered options for 99,981 shares in payment of the exercise price. "

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER.

         (1) Clauses (a) and (b) of Item 5 of the Schedule 13D are hereby deleted and replaced in their entirety by the following:

                  "The response to Item 4 is incorporated herein. The Reporting Persons currently beneficially own, within the meaning of Rule 13d-3, 1,112,549 shares of Common Stock (including 1,063,125 shares by virtue of their ownership of the option), representing approximately 4.16% of the issued and outstanding shares of Common Stock (assuming exercise in full of the option), based on the 25,667,082 shares of Common Stock issued and outstanding as of September 30, 2000 as advised by the Company. KBTF will have sole voting and dispositive power with respect to the shares of Common Stock acquired upon exercise of the option. Messrs. Kasowitz and Benson, by virtue of their relationship to KBTF (as disclosed in Item 2), may be deemed to beneficially own within the meaning of Rule 13d-3 the shares of Common Stock acquired by KBTF upon exercise of the option. Each of Messrs. Kasowitz and Benson disclaims beneficial ownership of such shares for all other purposes. "

         (2) Clause (c) of Item 5 of the Schedule 13D is hereby deleted and replaced in its entirety by the following:

                  "On August 29, 2000, KBTF exercised options to purchase 215,019 shares of Common Stock and surrendered options for 99,981 shares in payment of the exercise price. See Item 4. From September 6, 2000 to October 2, 2000, KBTF sold in the open market on the NYSE 165,595 shares of Common Stock as described in Exhibit 2, which is attached hereto and incorporated herein by reference. None of the Reporting Persons has effected any other transactions in the Common Stock in the past 60 days."

                                Page 5 of 8 Pages

         (3) Clause (e) of Item 5 of the Schedule 13D is hereby deleted and replaced in its entirety by the following:

                  "As of September 7, 2000, based on the number of shares of Common Stock advised by the Company as then outstanding, the Reporting Persons ceased to be the beneficial owners of more than five percent of the Common Stock."

ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS.

                  Exhibit 2:    Transactions in the Common Stock in the
                                past 60 days.


                                Page 6 of 8 Pages

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                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: October 6, 2000

                                    KASOWITZ, BENSON, TORRES & FRIEDMAN LLP

                                    By:  /s/ MARC E. KASOWITZ
                                         -------------------------
                                         Name:    Marc E. Kasowitz
                                         Title:   Managing Partner

                                         /s/ MARC E. KASOWITZ
                                         -------------------------
                                         Marc E. Kasowitz

                                         /s/ DANIEL R. BENSON
                                         -------------------------
                                         Daniel R. Benson


                                Page 7 of 8 Pages

                                                                       EXHIBIT 2

Transactions in the Common Stock in the past 60 days:

                                      NO. OF SHARES       RICE PER
 NAME            DATE                      SOLD           SHARE(1)
 ----            ----                 --------------      --------

 KBTF           9/6/00                     1,785           19.3452
                                           8,190           19.4048
                                             525           19.5238
                                        --------
                                          10,500

 KBTF           9/7/00                     3,150           19.4048

 KBTF           9/11/00                   10,395           19.0476
                                             105           19.1667
                                        --------
                                          10,500

 KBTF           9/12/00                    4,095           19.0476
                                           5,250           19.1071
                                           1,575           19.1667
                                        --------
                                          10,920

 KBTF           9/13/00                    2,625           18.9881
                                           1,890           19.0476
                                          ------
                                           4,515

 KBTF           9/14/00                    4,725           18.9286
                                          22,575           18.9881
                                           8,610           19.0476
                                        --------
                                          35,910

 KBTF           9/15/00                    1,155           18.9286
                                          32,445           18.9881
                                          ------
                                          33,600

 KBTF           9/20/00                      900           18.0000

 KBTF           9/28/00                      400           17.1875
                                           4,400           17.2500
                                          11,900           17.3125
                                          ------
                                          16,700

 KBTF           9/29/00                    1,500           17.1875
                                             600           17.3125
                                           2,400           17.3750
                                          16,500           17.4375
                                          15,100           17.5000
                                          ------
                                          36,100

 KBTF           10/2/00                    1,600           17.0000
                                           1,200           17.0625
                                           -----
                                           2,800

(1)      Excludes brokerage commissions.

         On August 29, 2000, KBTF exercised options to purchase 215,019 shares of Common Stock at $5.44 per share. See Item 4.


                                Page 8 of 8 Pages